FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of May 2010

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated May 11, 2010, announcing Registrant’s financial results for the quarter ending March 31, 2010.

This report on Form 6-K is being incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-160683) and the Registration Statements on Form S-8 (Registration Nos. 333- 158476, 333-96630, 333-132649, 333-123410, 333-113932, 333-08826, 333-10092, 333-12466 and 333-12988).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated May 12, 2010	By: /s/ Rachel Prishkolnik
Rachel Prishkolnik
Corporate Secretary

Gilat Announces First Quarter 2010 Results

Petah Tikva, Israel, May 11, 2010 – Gilat Satellite Networks Ltd. (NasdaqGM: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the quarter ending March 31, 2010.

Revenues for the first quarter of 2010 were $57.1 million compared to $60.8 million for the same period of 2009.  Net income for the first quarter of 2010 was $0.6 million or $0.02 per diluted share compared to a net income of $0.2 million, or $0.01 per diluted share in the first quarter of 2009.

Gilat’s Chief Executive Officer and Chairman of the Board Amiram Levinberg said, "The quarter was highlighted by signing the definitive agreement to acquire Raysat Antenna Systems.  This acquisition is part of our focus on the defense and military markets and we hope to be able to close it by the beginning of the third quarter."

Recent Announcements:

-
Kazakhstan’s ASTEL is deploying a Gilat SkyEdge II broadband satellite network for corporate and government agency sites.  The new network includes two SkyEdge II satellite hub stations and several hundred SkyEdge II Access VSATs, in addition to the recently announced Gilat NetEdge Gateways.

-
Gilat is supplying a multinational broadband satellite network in Africa that will be used to provide gaming and lottery services to an initial 2,500 sites in several countries in West Africa, including, the Ivory Coast, DRC and Senegal.

-
Ethiopia’s ETC has chosen Gilat’s satellite network to provide broadband services to hundreds of sites.  The network will be used for enterprise applications and includes Gilat's SkyAbis cellular backhaul solution to extend the range of cellular services to remote regions.

-	Gilat was chosen by a major homeland security agency in Latin America to provide a turnkey broadband communications solution. The new network will be used for border control applications.

-
Gilat announced the appointment of Jaron Lotan to serve as Chief Operating Officer.  As COO Lotan will oversee all day-to-day business operations, from sales to implementation, for all of the Company’s businesses other than Spacenet Inc.

-
Gilat entered into a definitive agreement to acquire Raysat Antenna Systems, a leading SatCom On The Move antenna company.  The acquisition is part of Gilat's strategy to enter new military and defense markets.

-	Gilat and GVF announced a new VSAT installation training program for Gilat SkyEdge II broadband satellite networks.

-	Gilat announced integrated SatCom On The Move solutions with Orbit Technology Group. The integrated solutions have already been successfully deployed, meeting the demanding requirements of customers.

-
Gilat is providing a SkyEdge II network to telecom services provider, Satcom Systems, which will be used for broadband Internet connectivity in Africa.  The network comprising a SkyEdge II hub located in Germany and hundreds of VSATs, will enable Satcom Systems to expand its services in West Africa.

-
Brazil’s Amazonian Protection System (SIPAM) is deploying a Gilat SkyEdge II broadband satellite communications network at more than 1,000 remote sites.  The SkyEdge II VSAT network will enable SIPAM to more effectively disseminate critical information to Amazonian states and cities and the dozens of institutions and isolated sites.

-	Spacenet and EchoStar provided satellite service and communications equipment to the American Red Cross for Haiti relief efforts following the devastating earthquake.

Gilat will host a conference call today with an accompanying slide presentation at 9:30 AM ET. In order to ensure audio access, participants from the U.S. should dial in at (888) 281-1167 and international participants should dial in at (972) 3-918-0610. The presentation may be accessed through the Company’s website at www.gilat.com prior to the call. The call will also be available as a Webcast on the Company’s website at www.gilat.com and will be archived for 30 days.

Notes:
(1) The attached summary financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). The attached summary financial statements for the first quarter of 2010 are unaudited. To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Gilat’s net income, EBITDA and earnings per diluted share, before the impact of a non-cash share-based payment charge, which is the non-cash stock option expense as per SFAS 123 (R). Non-GAAP presentations of net income, EBITDA and earnings per share are provided to enhance the understanding of the Company’s historical financial performance and comparability between periods.

(2) Operating income before depreciation, amortization, non cash stock option expenses as per SFAS 123(R) and exceptional items ('EBITDA') is presented because it is a measure commonly used and is presented solely in order to improve the understanding of the Company's operating results and to provide further perspective on these results.  EBITDA, however, should not be considered as an alternative to operating income or net income for the period as an indicator of the operating performance of the Company.

Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity.  EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Reconciliation between the Company’s Operating income and EBIDTA is presented in the attached summary financial statements.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd. is a leading provider of products and professional services for satellite-based broadband communications networks worldwide. Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets a full line of high-performance VSATs under the SkyEdge™ and SkyEdge II Product Family. Gilat's wholly-owned subsidiary, Spacenet Inc., is a leading provider of managed services in North America to the business and government segments. For more information, please visit www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Investor Relations Contact:
Tom Watts
Watts Capital Partners, LLC
Tel: +1 (212) 735-8920
twatts@wattscapital.com

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	March 31,	December 31,
	2010	2009
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	85,401	122,672
Short-term bank deposits	54,530	31,729
Available-for-sale marketable securities	4,852	-
Short-term restricted cash	1,855	1,782
Restricted cash held by trustees	857	2,137
Trade receivables, net	54,326	45,597
Inventories	15,307	13,711
Other current assets	18,063	19,068
Total current assets	235,191	236,696

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	5,140	4,896
Severance pay fund	10,061	9,912
Long-term trade receivables, receivables in respect of capital leases and other receivables	2,683	2,204
Total long-term investments and receivables	17,884	17,012

PROPERTY AND EQUIPMENT, NET	99,018	100,532

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	2,860	2,988

TOTAL ASSETS	354,953	357,228

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	March 31,	December 31,
	2010	2009
	Unaudited

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans and convertible notes	5,200	5,220
Trade payables	15,816	16,838
Accrued expenses	21,266	20,067
Short-term advances from customer, held by trustees	857	2,137
Other current liabilities	26,822	28,154

Total current liabilities	69,961	72,416

LONG-TERM LIABILITIES:
Accrued severance pay	10,274	10,011
Long-term loans, net	9,343	9,830
Accrued interest related to restructured debt	1,176	1,176
Convertible subordinated notes	15,219	15,220
Other long-term liabilities	15,824	16,280

Total long-term liabilities	51,836	52,517

COMMITMENTS AND CONTINGENCIES

EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	1,837	1,832
Additional paid in capital	863,670	863,337
Accumulated other comprehensive income	1,222	1,341
Accumulated deficit	(633,573)	(634,215)

Total equity	233,156	232,295

TOTAL LIABILITIES AND EQUITY	354,953	357,228

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Three months ended March 31,
	2010	2009
	Unaudited	Unaudited

Revenues	57,112	60,826
Cost of revenues	37,475	42,872
Gross profit	19,637	17,954
Research and development expenses:
Expenses incurred	4,723	4,009
Less - grants	215	235
	4,508	3,774
Selling, marketing, general and administrative expenses	15,073	14,130
Operating income	56	50
Financial income, net	69	341
Other income	-	199
Income before taxes on income	125	590
Taxes on income (tax benefit)	(517)	352
Net income	642	238

Basic net earnings per share	0.02	0.01
Diluted net earnings per share	0.02	0.01

Weighted average number of shares used in computing net earnings per share
Basic	40,309	40,071
Diluted	41,969	41,206

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except per share data)

		Three months ended March 31,
		2010	2009
		Unaudited	Unaudited

	GAAP operating income	56	50
	Non-cash stock-based compensation expenses (1)	332	228
	Non-GAAP operating income	388	278

	GAAP net income	642	238
	Non-cash stock-based compensation expenses (1)	332	228
	Non-GAAP net income	974	466

	GAAP Earnings per share (diluted)	0.02	0.01
	Non-cash stock-based compensation expenses (1)	-	-
	Non-GAAP Earnings per share (diluted)	0.02	0.01

(1)	Non-cash stock-based compensation expenses:
	Cost of Revenues	67	40
	Research and development	35	19
	Selling, general, marketing and administrative	230	169
		332	228

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Three months ended March 31,
	2010	2009
	Unaudited	Unaudited

Cash flows from operating activities:
Net income	642	238
Adjustments required to reconcile net income to net cash used in operating activities:
Depreciation and amortization	3,013	3,455
Gain from the sale of an investment accounted for at cost	-	(199)
Stock-based compensation related to employees	332	228
Accrued severance pay, net	114	(293)
Accrued interest and exchange rate differences on short and long-term restricted cash, net	(149)	263
Accrued interest and exchange rate differences on held-to-maturity marketable securities and short term bank deposits, net	(61)	80
Exchange rate differences on long-term loans	(420)	(285)
Exchange rate differences on loans to employees	-	5
Capital loss from disposal of property and equipment	7	5
Deferred income taxes	11	34
Decrease (increase) in trade receivables, net	(8,782)	1,518
Decrease in other assets (including short-term, long-term and deferred charges)	213	8,109
Decrease (increase) in inventories	(1,907)	1,276
Decrease in trade payables	(1,014)	(6,686)
Increase (decrease) in accrued expenses	1,201	(1,707)
Decrease in advances from customer, held by trustees, net	(1,281)	(2,898)
Decrease in other accounts payable and other long term liabilities	(1,577)	(8,717)
Net cash used in operating activities	(9,658)	(5,574)

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Three months ended March 31,
	2010	2009
	Unaudited	Unaudited
Cash flows from investing activities:
Purchase of property and equipment	(993)	(792)
Proceeds from sale of an investment accounted for at cost	-	199
Purchase of held-to-maturity marketable securities and deposits	(30,693)	(60,812)
Proceeds from held-to-maturity marketable securities and deposits	7,953	59,283
Loans to employees, net	(1)	(3)
Investment in restricted cash held by trustees	(1,404)	-
Proceeds from restricted cash held by trustees	2,787	2,637
Investment in restricted cash (including long-term)	(387)	(50)
Proceeds from restricted cash (including long-term)	70	197
Purchase of available-for-sale marketable securities	(4,804)	-
Net cash provided by (used in) investing activities	(27,472)	659

Cash flows from financing activities:
Issuance of restricted stock units	5	3
Repayment of long-term loans	(87)	(81)
Net cash used in financing activities	(82)	(78)

Effect of exchange rate changes on cash and cash equivalents	(59)	15

Decrease in cash and cash equivalents	(37,271)	(4,978)

Cash and cash equivalents at the beginning of the period	122,672	73,916

Cash and cash equivalents at the end of the period	85,401	68,938

GILAT SATELLITE NETWORKS LTD.
CONDENSED EBITDA
US dollars in thousands

	Three months ended March 31,
	2010	2009
	Unaudited	Unaudited

Operating income	56	50
Add:
Non-cash stock-based compensation exepnses	332	228
Deprecation and amortization	3,013	3,455
EBITDA	3,401	3,733